EXHIBIT 99.1

Trilogy International Partners Inc. Announces 2degrees to Enter Joint Proposal to Enhance Broadband and Mobile Services in New Zealand Rural Communities

BELLEVUE, Wash., April 03, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX:TRL) today announced that its New Zealand subsidiary, 2degrees, has filed a joint proposal with Vodafone and Spark to improve broadband and mobile services in rural New Zealand.

The three telecommunications providers have made a submission to the Government for the delivery of high speed broadband and mobile services using the Rural Broadband Initiative Extension (also known as RBI2) and Mobile Black Spot Fund.

The proposal would see more than 500 cell sites deliver a 25 per cent increase in mobile land coverage across New Zealand. Thousands of rural households and businesses would gain access to fast broadband and mobile coverage, and users will be able to access more than 1,200 kilometers of additional mobile coverage along state highways.

Extended coverage on state highways means the public will have better access to emergency services, and police, fire and ambulance officers will be better equipped to coordinate operations from isolated locations. Benefits also extend to the tourism sector, extending its ability to promote New Zealand to the world and allowing visitors to more easily share their experiences with family and friends.

If successful, the bid would see Vodafone, Spark and 2degrees collectively make a capital contribution of NZ$75 million to establish the infrastructure. The investment package would also include contribution of spectrum, ongoing expenditure and other resources required to deliver and run a significant infrastructure deployment program.  This more than matches the Government’s contribution of NZ$150 million, via the Telecommunications Development Levy (TDL).

2degrees Chief Executive Officer Stewart Sherriff said, “2degrees has a proud history of investment and innovation in New Zealand, we are therefore very happy to be part of this proposal to address the digital inequity between urban and rural communities.  If successful this joint infrastructure investment bid will enable 2degrees to compete strongly to provide rural households and businesses – and domestic and international tourists – with the products and services they deserve.”

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

The Company currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com